Filed by Crown Resources Corporation

Subject Company: Crown Resources Corporation

Commission File No. 000-17480

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Crown Resources Corporation and Kinross Gold Corporation Announce _________________________________

Kinross Gold Corporation and Crown Resources Corporation Execute Acquisition Agreement

Toronto, Ontario, and Denver, Colorado, November 20, 2003 Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross") and Crown Resources Corporation (OTCBB-CRCE) ("Crown") are pleased to announce that the two companies have executed a definitive acquisition agreement (the "Agreement") whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometres by road from Kinross' Kettle River gold milling facility.

Under the terms of the Agreement, shareholders of Crown will receive 0.2911 shares of Kinross for each share of Crown. Assuming all of Crown's warrants, options and convertible debentures are converted, a total of approximately 13.1 million common shares of Kinross will be issued upon the completion of the transaction. The transaction is subject to regulatory approvals, a minimum two-thirds approval at a special meeting of Crown shareholders and other customary closing conditions. Prior to the completion of the acquisition, Crown will dividend to its shareholders its approximate 38.7% equity interest in Solitario Resources Corporation (TSX-SLR).

The Buckhorn Mountain gold deposit is a high-grade skarn gold deposit located 240 kilometres northwest of Spokane, Washington. In late 2002 and early 2003, Crown completed a 41-hole infill diamond drilling program and has engaged SRK Consulting to update its reserve and mineralized material estimates incorporating the data from the drilling program.

In addition to signing the Agreement, Kinross, through its wholly-owned subsidiary, Echo Bay Minerals Company, and Crown signed a toll milling agreement, that allows the Buckhorn Mountain ores to be milled at Kinross' Kettle River gold milling facility. The focus of these efforts is to provide flexibility with permitting and design of a high-grade underground mine that minimizes surface disturbance and environmental impacts while providing significant economic benefits to the state and local communities.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross and Crown, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Development of Buckhorn Mountain is subject to the successful completion and implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Kinross' and Crown's expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' and Crown's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Where to Find Additional Information about the Transaction:

This press release is not, and is not intended to be, a solicitation of proxies or an offer of securities. Kinross intends to file with the Securities and Exchange Commission ("SEC") a registration statement that will include a proxy statement on behalf of Crown and a prospectus on behalf of Kinross, and other relevant documents in connection with the proposed acquisition. Investors and security holders of Kinross and Crown are urged to read the proxy statement/prospectus and other relevant materials, when they become available, as they will contain important information about Kinross, Crown and the proposed acquisition. The proxy statement/prospectus and other relevant materials, and any other documents filed by Kinross or Crown with the SEC, may be obtained free of charge at the SEC's website, when filed. A free copy of the joint proxy statement/prospectus and other relevant materials may also be obtained from Kinross, when available.

Crown and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the proposed acquisition. A description of the interests of the directors and executive officers of Crown will be contained in the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC.

For further information from Kinross, contact:

Robert M. Buchan President and Chief Executive Officer	Gordon A. McCreary Vice President Corporate Affairs	Carl B. Hansen Director Investor Relations
Tel. (416) 365-5650	Tel. (416) 365-5132	Tel: (416) 365-5673

For further information from Crown, contact:

Christopher E. Herald President and Chief Executive Officer Tel. (303) 534-1030	Debbie W. Mino Vice President Investor Relations Tel. (800) 229-6827

Additional Information About the Combination and Where to Find It

Crown and Kinross intend to file with the Securities and Exchange Commission ("SEC") a proxy statement/prospectus with respect to the acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF CROWN AND KINROSS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT CROWN, KINROSS AND THE ACQUISITION. The proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other reports and documents filed by Crown or Kinross with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

Investors and security holders may obtain free copies of the reports and documents filed with the SEC by Crown by directing a request to: Crown Resources Corporation, 4251 Kipling Street, Suite 390, Wheat Ridge, Colorado 80033, Attn: Investor Relations. Investors and security holders may also obtain free copies of the reports and documents filed with the SEC by Kinross from Kinross.

Crown and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Crown in favor of the acquisition. Information about the executive officers and directors of Crown and their ownership of Crown common stock is set forth in the proxy statement/prospectus. Additional information regarding Crown and the interests of its executive officers and directors in the acquisition is contained in the proxy statement/prospectus.

Investors and security holders are urged to read the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any future report and document filed with the SEC by Crown and Kinross, before making any voting or investment decision with respect to the combination.